U.S. SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                           Commission File No. 0-14275


(Check  One):  [  ]  Form  10-K  or  Form 10-KSB   [ ] Form 11-K   [ ] Form 20-F
[  X  ]  Form  10-Q  or  Form  10-QSB   [  ]  Form  N-SAR

For  Period  Ended:  July  3,  1999

[  ]  Transition  Report  on  Form  10-K  or  Form  10-KSB
[  ]  Transition  Report  on  Form  20-F
[  ]  Transition  Report  on  Form  11-K
[  ]  Transition  Report  on  Form  10-Q  or  Form  10-QSB
[  ]  Transition  Report  on  Form  N-SAR

For  the  Transition  Period  Ended:  Not  Applicable

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

                                     Part I
                             Registrant Information

Full  Name  of  Registrant:  Edac  Technologies  Corporation

Former  Name  if  Applicable:  Not  Applicable

Address  of  Principal  Executive  Office (Street and Number):  1806 New Britain
Avenue

City,  State  and  Zip  Code:  Farmington,  Connecticut  06032


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                                     Part II
                             Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semiannual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly
[x] report or transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    Part III
                                    Narrative

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

     The registrant could not file its quarterly report on Form 10-QSB for the quarter ended July 3, 1999 on the prescribed filing date for the following reasons:

          As a result of the decline in the commercial and military jet engine markets, the Company is in the process of revising certain estimates within the Company's financial statements. As a result, the Company has not yet been able to finalize its operating results for the period ended July 3, 1999.

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
                                     Part IV
                                Other Information

     (1) Name and telephone number of person to contact in regard to this notification:

Ronald  G.  Popolizio,  Chief  Financial  Officer     860-677-2603

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                             [x]  Yes   [  ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [x]  Yes   [  ]  No

     As discussed above, the Company has not finalized its operating results for the period ended July 3, 1999 since it is in the process of revising certain estimates within the financial statements. However, sales for the three months ended July 3, 1999 were $14,945,000 representing an increase of $4,319,000 compared to prior year sales of $10,626,000 for the three months ended July 4, 1998. Excluding the effect of the acquisition of Apex Machine Tool Company, Inc., sales decreased $391,000 in the 1999 period compared to the 1998 period. Sales for 1999 in the Engineered Precision Components and Large Turning areas are expected to decline between 40% to 60% from 1998 levels due to the soft aerospace market. The Company will incur a loss from operations for the three months ended July 3, 1999 compared to an operating profit of $1,225,000 for the 1998 period.

     Edac Technologies Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

     Dated  this  17th  day  of  August,  1999.

                                         EDAC  TECHNOLOGIES  CORPORATION

                                         BY
                                           /s/ Ronald G. Popolizio
                                           -------------------------------------
                                            Ronald G. Popolizio, Chief Financial
                                            Officer

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